UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                ARRIN CORPORATION
                                (Name of Issuer)

                    Common Shares with a par value of $0.001
                         (Title of Class of Securities)

                                   04270J 10 3
                                 (CUSIP Number)

                               Gary L. Blum, Esq.
                           Law Offices of Gary L. Blum
                       3278 Wilshire Boulevard, Suite 603
                          Los Angeles, California 90010
                                 (213) 381-7450
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 10, 2009
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 04270J 10 3                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. Stephen H. Liu
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,000,000* Common shares.
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     n/a
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,000,000* Common shares.
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     n/a
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,000,000* Common shares.
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    94.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
* The aggregate number of shares of Common Stock includes (i) 5,000,000 shares of Common Stock issued and outstanding, plus (ii) 5,000,000 shares of Common Stock issuable upon exercise of warrants issued to Dr. Liu.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 04270J 10 3                                          Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with a par value of $0.001 of Arrin Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3604 54th Drive West, Suite K204, Bradenton, Florida 34210.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Dr. Stephen H. Liu.

     (b)  3604 54th Drive West, Suite K204, Bradenton, Florida 34210.

     (c) Dr. Liu is a businessman. Dr. Liu was appointed the Director, Chief Executive Officer and Chief Financial Officer on December 10, 2009. Dr. Liu resigned from the office of Chief Financial Officer on January 22, 2010.

     (d) Dr. Liu has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Dr. Liu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

     (f)  Dr. Liu is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Dr. Liu acquired 5,000,000 common shares) and 5,000,000 warrants that are presently exercisable into common shares pursuant to the December 10, 2009 closing of a share purchase agreement dated November 24, 2009.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Dr. Liu may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Dr. Liu also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, Dr. Liu is seeking a merger or acquisition partner which could result in a transaction under Item 4 (a), (b), (d) or (g) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 10,000,000 shares of Common Stock (which represents 94.6% of 10,567,324 shares of Common Stock issued and outstanding as of September 28, 2009) includes: (i) 5,000,000 shares of Common Stock plus (ii) 5,000,000 in warrants that are presently exercisable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 04270J 10 3                                          Page 4 of 4 Pages
---------------------                                          -----------------

     (b) Dr. Liu has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,000,000 common shares of the Issuer.

     (c) Other than as described in Item 3 above, Dr. Liu has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2010
--------------------------------------
Dated


/s/ Dr. Stephen H. Liu
--------------------------------------
Signature


Dr. Stephen H. Liu
--------------------------------------
Name/Title